Management’s Discussion and Analysis

for the First Quarter ended March 31, 2013

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	3
Highlights of Q1 2013	4
Q1 Operating Performance	5
2013 Operating outlook	13
Overview of Q1 Financial Results	14
Investments and Investment Income	19
General and Administrative Expense	19
Exploration and Project Development	19
Liquidity Position	20
Capital Resources	20
Financial Instruments	22
Contractual Commitments and Contingencies	23
Minefinders Transaction	24
Purchase Price Allocation	24
Risks and Uncertainties	26
Significanat Judgements and Key Sources of Estimation Uncertainty in the Application of Accounting Policies	30
Disclosure Controls and Procedures	31

Management’s Discussion and Analysis of Financial Condition and Results of Operations

May 13, 2013

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2012 and the interim unaudited condensed consolidated financial statements for the three months ended March 31, 2013 and 2012 and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2012. This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, detailed descriptions and reconciliations have been provided where applicable.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Mexico, Peru, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) Exchange in New York (Symbol: PAAS).

Pan American Silver Corp.	3

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge and experience that allows the Company to confidently advance early stage projects through construction and into operation.

Highlights of Q1 2013

•	Silver and Gold Production

Silver production was a robust 6.3 million ounces in Q1 2013, an increase of 14% over the 5.5 million ounces produced in the same period of 2012, while gold production was over 32,000 ounces, 65% higher than Q1 2012 production. These increases in precious metal production were mainly attributable to additional production from the Dolores mine in Mexico, which was acquired on March 30, 2012.

•	Proposed Dispostion of Certain Non-core Assets

The Company entered into a letter of intent with Esperanza Resources Corp. (“Esperanza”) dated February 24, 2013 and accepted by Pan American on February 25, 2013, which contemplates the sale of certain non-core gold assets in the Company’s mineral property portfolio including the La Bolsa, Calcatreu and Pico Machay projects. Basic terms of the proposed transaction are that in exchange for these properties plus CAD $35 million dollars pursuant to a private placement, the Company will receive an aggregate of 71.5 million shares of Esperanza and 10 million share purchase warrants with a CAD $1.80 strike price. Also, the Company agreed to make available to Esperanza a CAD $15 million standby convertible credit facility on terms to be negotiated. The transaction is expected to close during the second quarter of 2013 and is subject to the final signing of the definitive agreements, and to the approval of both the Toronto Stock exchange and the Esperanza shareholders. Using the March 31, 2013 share price of Esperanza, the Company recorded an aggregate net $31.8 million loss on the proposed disposition by way of recognizing an impairment of $18.3 million against the carrying value of the three properties mentioned as well as a $13.5 million derivative loss on the mark to market valuation of the Esperanza shares to be received. In an unrelated transaction, the Company also transferred a portion of its interest in certain Mexican exploration properties to a subsidiary of Fortuna Silver Mines for $4 million, by way of a sale and option agreement, recording a gain of $4 million in the current quarter. Further details of these transactions are found in Note 4 and 3(b), respectively, of the accompanying financial statements.

Pan American Silver Corp.	4

•	Strong Margins and Adjusted Earnings (1)

Pan American was able to achieve a gross margin (mine operating earnings/revenue) of 31% in the current quarter despite operating cost pressures and the lower realized precious metal prices, as compared to a gross margin of 45% achieved in Q1 2012. Adjusted Earnings in Q1 2013 were $40 million or $0.26 per share, representing a decline from the prior year Adjusted Earnings of $69 million or $0.66 per share primarily due to lower realized prices for precious metals sold, increased production costs, and higher depreciation.

(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of Adjusted Earnings.

•	Robust Operating Cash Flow and Working Capital Position

Cash flow from operations was $32 million and the Company ended the quarter with a cash and a short term investment balance of $490 million and a working capital position of $738 million, as compared to $594 million and $783 million, respectively, a year ago.

•	Return of Value to Shareholders

Strong operating cash flow and a solid liquidity position facilitated the continued return of value to shareholders in Q1 2013 by way of $19.0 million in dividend payments and $5.4 million of common share repurchases under the Company’s normal course issuer bid program. Pan American paid a cash dividend of $0.125 per common share to its shareholders of record as of the close of business on March 04, 2013 and declared the next quarterly dividend on May 13, 2013 of $0.125 per common share to shareholders of record as of the close of business on May 24, 2013, to be paid in early June. These dividends are designated to be eligible dividends for the purposes of the Income Tax Act (Canada).

q1 Operating Performance

The following tables reflect the realized prices of metals produced and consolidated metal production achieved in each period under review:

Pan American Silver Corp.	5

	Realized Metal Prices		Quantities of Metal Produced
	Three months ended March 31,		Three months ended March 31,
	2013	2012	2013	2012
Silver – in ounces	$30.11	$33.00	6,278,223	5,502,958
Gold – in ounces	$1,630	$1,706	32,120	19,496
Zinc – in tonnes(1)	$2,039	$2,021	9,694	11,032
Lead – in tonnes(1)	$2,300	$2,077	3,148	4,015
Copper –in tonnes(1)	$7,200	$7,918	1,062	980

(1)	Metal price stated as cash settlement per tonne.

Pan American produced 6.3 million ounces of silver in Q1 2013, which was 14% higher than the 5.5 million ounces produced in Q1 2012. Additional production from Dolores of 0.8 million ounces more than offset the loss of production from Quiruvilca, which was sold in mid-2012. Quiruvilca produced 0.2 million ounces in Q1 2012. Silver production was relatively stable at the remaining operations over the comparable period in the prior year, highlighting the portfolio effect of the Company’s seven operating mines.

Consolidated production of gold was 32,120 ounces compared to 19,496 ounces produced in the comparable period of 2012. The increase in gold production was mainly due to the addition of the Dolores mine with gold production declining at the remaining gold producing properties, other than Manantial Espejo, where a 3% increase was achieved.

The 2012 disposition of the Quiruvilca mine was the main factor that impacted the Company’s production of zinc, lead and to a smaller degree, copper. Consolidated zinc production decreased by 12%, lead production declined by 22%, while copper production rose by 8% relative to the comparable period of 2012, thanks to increases at our other Peruvian operations.

Cash Costs per Ounce of Silver

Consolidated cash costs for Q1 2013 were $11.33 compared to $10.49 per ounce for the corresponding period of 2012. While consolidated cash costs benefited from the inclusion of lower cost production from Dolores, that factor was outweighed by an increase in direct operating costs primarily due to increased costs of labor and consumables, and a decline in by-product credits on lower gold production at Alamo Dorado.

Pan American Silver Corp.	6

Operations Review

•	La Colorada Mine

	Three months ended
	March 31,
	2013	2012
Tonnes milled	106,796	103,732
Average silver grade – grams per tonne	359	374
Average silver recovery – %	90.2	89.4
Silver(1) – ounces	1,110,315	1,115,855
Gold – ounces	598	1,179
Zinc – tonnes	1,772	1,392
Lead – tonnes	831	696
Cash costs per ounce (2)	$8.81	$7.74
Total costs per ounce (2)	$10.56	$8.40

Payable ounces of silver	1,060,548	1,058,113

Capital Expenditures - thousands	$4, 208	$4,441

(1)	Reported metal figures in the tables in this section are volume of metal produced.
(2)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the La Colorada mine in Q1 2013 was 1.1 million ounces as the mine achieved stable operations consistent with the comparable quarter last year.

In Q1 2013, cash costs increased by 14% to $8.81 as compared to the same period last year. This was mainly due to higher operating costs, which were negatively impacted by the strengthening local currency. By-products credits remained steady as increased base metal production was offset by lower gold by-product credits on account of less gold production and lower realized gold prices.

Capital expenditures at La Colorada during Q1 2013 totalled $4.2 million. The capital was mainly spent on developmental drilling and equipment replacements.

Pan American Silver Corp.	7

•	Alamo Dorado Mine

	Three months ended
	March 31,
	2013	2012
Tonnes milled	404,349	444,134
Average silver grade – grams per tonne	115	112
Average gold grade – grams per tonne	0.33	0.36
Average silver recovery – %	87.3	85.5
Silver – ounces	1,268,672	1,261,211
Gold – ounces	3,135	4,249
Copper – tonnes	19	18

Cash costs per ounce (1)	$7.00	$4.22
Total costs per ounce (1)	$10.63	$6.78

Payable ounces of silver	1,261,190	1,257,241

Capital Expenditures - thousands	$2,308	$2,072

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Alamo Dorado continued to be the Company’s largest silver producer in Q1 2013, producing 1.3 million ounces of silver, almost unchanged from one year ago.

Cash costs for Q1 2013 were $7.00 per ounce, an increase of 66% from $4.22 per ounce a year ago as increases in operating costs were compounded by decreased by-product credits on account of less gold produced and lower gold prices.

Capital expenditures at Alamo Dorado during Q1 2013 totalled $2.3 million primarily for the pre-stripping of the phase II pit expansion.

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•	Dolores Mine*

Three months ended
March 31,
2013
Tonnes milled	1,387,208
Average silver grade – grams per tonne	47
Average gold grade – grams per tonne	0.43
Average silver recovery – %	39.0
Average gold recovery – %	76.1
Silver – ounces	824,649
Gold – ounces	14,497

Cash costs per ounce (1)	$7.75
Total costs per ounce (1)	$21.46

Payable ounces of silver	822,587

Capital Expenditures - thousands (2)	$7,086

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.
(2)	Sustaining capital expenditures including capital incurred on the leach pad projects as disclosed in the section Project Development Update.
*	Pan American has operated the Dolores mine since March 30, 2012.

In the fourth quarter under Pan American stewardship, the Dolores Mine produced 0.8 million ounces of silver and 14,497 ounces of gold. Silver production was below management’s expectations as a result of mining in zones of lower than expected silver grade and less tonnes stacked than anticipated while cash costs for Q1 2013 were $7.75 per ounce of silver, above the $2.25 to $3.50 per ounce forecast due to the lower silver production, less gold credits than forecasted, and higher costs impacted by strengthening of the local currency. Gold production was affected by more dilution than anticipated in gold dominant zones, resulting in lower than expected grades being stacked.

Sustaining capital expenditures at Dolores during Q1 2013 totalled $7.1 million, of which $4.7 million was spent on pre-stripping, $1.2 million on resource conversion drilling and the balance on various equipment, camp and infrastructure projects. In addition, $13.6 million was spent on the leach pad projects.

The existing Leach Pad 2 at Dolores is being expanded to allow for additional stacking and leaching in the Pad 2 area in 2013. Construction of the Pad 2 extension, which will contain an additional 5 months of ore production, continued with additional cut-and-fill earthworks required to properly contour the basin. The construction of the main toe berm for this extension was 90 percent complete as of the end of Q1 2013. Installation of the sub-drain was completed, and installation of the liner on the upper benches had commenced. Completion of the Pad 2 extension sufficient to commence stacking and leaching activities is expected in early Q2 2013. Additional opportunities to further expand Pad 2 are being investigated.

Leach Pad 3 construction progress continued with completion of construction of the principal berm and continued excavation and contouring work in the Pad 3 basin. Installation of the liner system in the Pad 3 area is expected to commence in Q2 2013, and stacking in this new pad is scheduled to commence in Q4 2013. Once complete, Pad 3 is expected to contain enough volume for stacking and leaching operations for the next 8 years of production at the Dolores operation.

Pan American Silver Corp.	9

•	Huaron Mine

	Three months ended
	March 31,
	2013	2012
Tonnes milled	183,154	170,464
Average silver grade – grams per tonne	159	169
Average zinc grade – %	2.46	2.96
Average silver recovery –%	81.8	83.2
Silver – ounces	757,668	769,440
Gold – ounces	227	217
Zinc – tonnes	3,123	3,461
Lead – tonnes	1,290	1,911
Copper – tonnes	622	413

Cash costs per ounce (1)	$15.76	$10.07
Total costs per ounce (1)	$19.78	$13.25

Payable ounces of silver	661,093	678,362

Capital Expenditures - thousands	$4,415	$2,054

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

In Q1 2013, Huaron produced 0.8 million ounces of silver, which was in-line with production level achieved in Q1 2012. Silver production was held steady by increasing throughput rates, which offset declines in silver grades and recoveries.

Cash costs per ounce in Q1 2013 were $15.76, which were 57% higher than the $10.07 per ounce realized in Q1 2012. The net increase in cash costs was mainly due to operating cost increases on account of higher throughput rates and the adverse impact of a stronger local currency.

Capital expenditures during Q1 2013 totaled $4.4 million at the Huaron mine which included expenditures of $2.1 million on expansion of the tailings dam, and additional investments in mine development, drilling, equipment, and infrastructure.

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•	Morococha Mine*
	Three months ended
	March 31,
	2013	2012
Tonnes milled	140,829	123,992
Average silver grade – grams per tonne	133	133
Average zinc grade – %	2.83	3.22
Average silver recovery – %	86.9	87.2
Silver – ounces	523,705	462,752
Gold – ounces	642	943
Zinc – tonnes	3,303	3,177
Lead – tonnes	922	841
Copper – tonnes	422	363

Cash costs per ounce (1)	$22.95	$16.95
Total costs per ounce (1)	$32.50	$23.35

Payable ounces of silver	448,675	392,084

Capital Expenditures - thousands	$6,257	$8,268

*	Production and cost figures are for Pan American’s 92.2% share only.
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

The Morococha mine produced 0.5 million ounces of silver during Q1 2013, up 13% from the production achieved in the comparable 2012 period. The expected increase was attributable to the increased throughput. The mine continues to focus on advancing development rates to access higher grade ore and allow for operational flexibility in future years.

Cash costs per ounce in Q1 2013 were $22.95, 35% higher than $16.95 per ounce a year earlier. The increase in cash costs was a result of expenses associated with increasing underground development advances, higher cost of labour and associated benefits, as well as higher costs for most mine consumables, all compounded by a stronger local currency.

Capital expenditures during Q1 2013 totalled $6.3 million at the Morococha mine. The capital spending was primarily on long term mine development and related infrastructure, equipment repairs and replacements, and exploration drilling.

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•	San Vicente Mine*

	Three months ended
	March 31,
	2013	2012
Tonnes milled	79,143	72,146
Average silver grade – grams per tonne	408	413
Average zinc grade – %	2.43	2.44
Average silver recovery - %	93.2	89.6
Silver – ounces	968,707	859,506
Zinc – tonnes	1 ,495	1,389
Copper – tonnes	-	-
Lead - tonnes	106	93
Cash costs per ounce (1)	$18.62	$19.01
Total costs per ounce (1)	$21.65	$22.60

Payable ounces of silver	881,597	777,097

Capital Expenditures - thousands	$1,005	$367

*	Production and interest figures are for Pan American’s 95.0% share only.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the San Vicente mine in Q1 2013 was 1.0 million ounces, a 13% increase from the 0.9 million ounces during the same quarter last year. The increase in both silver and zinc production was primarily a result of a 10% increase in throughput rates, aided by a 4% rise in silver recoveries, as compared to Q1 2012.

Cash costs at San Vicente were $18.62 per ounce, which was 2% lower than the comparable quarter last year. The operating cost pressures at San Vicente are in line with management expectations and mild increases were offset by higher by-product credits and improved silver production.

Capital expenditures at San Vicente during Q1 2013 totalled $1.0 million and consisted mainly of equipment and infrastructure upgrades.

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•	Manantial Espejo Mine

	Three months ended
	March 31,
	2013	2012
Tonnes milled	170,107	179,112
Average silver grade – grams per tonne	174	168
Average gold grade – grams per tonne	2.48	2.37
Average silver recovery - %	92.7	89.7
Average gold recovery - %	94.3	93.5
Silver – ounces	824,508	860,257
Gold – ounces	13,020	12,636

Cash costs per ounce (1)	$7.11	$8.76
Total costs per ounce (1)	$17.07	$17.40

Payable ounces of silver	822,859	858,537

Capital Expenditures - thousands	$548	$2,378

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the Manantial Espejo mine in Q1 2013 was 0.8 million ounces, down slightly from the same quarter last year, as higher silver recoveries and grades were offset by decreased throughput with import restrictions that continue to negatively affect operations.

Cash costs per ounce decreased from $8.76 in Q1 2012 to $7.11 in Q1 2013. The improvement in cash costs was driven by a decrease in operating costs, which were assisted by a devaluation in the local currency, while gold by-product credits remained stable as an increase in gold production was offset by lower gold prices.

Capital expenditures at Manantial Espejo during Q1 2013 totalled $0.5 million and consisted mainly of mine development.

2013 Operating outlook

Consolidated silver production of 6.3 million ounces for the three months ended March 31, 2013 was slightly below production rates required to achieve management’s full year forecast range of 25 to 26 million silver ounces as indicated in the December 31, 2012 MD&A.  Gold production at 32,120 ounces in Q1 2013 was also modestly below management’s expected production rates required to achieve annual production of between 140,000 and 150,000 ounces. Base metal production in Q1 2013 was ahead of management’s expectations. Based on the Company’s operating plans for the balance of 2013, management remains confident that full year production of silver, gold, zinc, lead and copper will be within guidance ranges provided in the 2012 Annual MD&A.

Cash costs in Q1 2013 of $11.33 per ounce were below management’s forecast of $11.80 to $12.80 per ounce for the full year 2013.  This was due to the combination of lower than expected direct operating costs and higher than expected by-product production and realized gold prices, partially offset by lower than expected by-product base metal prices.

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Prices for all of the metals that the Company produces suffered significant declines subsequent to the quarter ended March 31, 2013. Cash costs are expected to be negatively impacted by the decline in by-product metal prices, all other factors that impact cash costs remaining the same. As an illustration of the sensitivity of the Company’s cash costs to by-product prices, the following analysis shows the estimated impact on cash costs at various assumptions of prices for our two most important by-products, gold and zinc:

Cash Cost per Ounce

Gold Price

		$1,300	$1,350	$1,400	$1,450	$1,500	$1,550	$1,600
	$1,700	$14.16	$13.87	$13.58	$13.30	$13.01	$12.72	$12.43
	$1,750	$14.10	$13.82	$13.53	$13.24	$12.95	$12.67	$12.38
Zinc	$1,800	$14.05	$13.76	$13.47	$13.18	$12.90	$12.61	$12.32
Price	$1,850	$13.99	$13.70	$13.41	$13.13	$12.84	$12.55	$12.26
	$1,900	$13.93	$13.65	$13.36	$13.07	$12.78	$12.50	$12.21
	$1,950	$13.88	$13.60	$13.31	$13.02	$12.73	$12.45	$12.16
	$2,000	$13.84	$13.55	$13.26	$12.98	$12.69	$12.40	$12.11
	$2,050	$13.79	$13.50	$13.22	$12.93	$12.64	$12.35	$12.07

In response to the sharp declines in metal prices in April, 2013, the Company is in the process of reviewing its capital and operating budgets for the balance of 2013. The Company expects to complete its review during the second quarter, and intends to update our production, capital, and cash cost guidance at that time.

Overview of Q1 Financial Results

For the quarter ended March 31, 2013, the Company’s net income and cash flow from operations decreased from the comparable period in 2012. The results were primarily due to lower realized metal prices and increased production costs, partially offset by higher quantities of precious metals sold.

The following table sets out selected quarterly results for the past nine quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters presented below are volatility of metal prices realized, industry wide cost pressures, and the timing of metal sales. Commencing with the second quarter of 2012, quarterly results include those of the Dolores mine acquired with the completion of the Minefinders acquisition on March 30, 2012.

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Quarters Ended (unaudited)
2013	March 31
Revenuee	$243,012
Mine operating earnings	$74,816
Attributable earnings for the period	$20,148
Adjusted attributable earnings for the period(2)	$40,044
Basic earnings per share	$0.13
Diluted earnings per share	$0.10
Cash flow from operating activities	$32,251
Cash dividends paid per share	$0.125
Other financial information
Total assets	$3,349,178
Total long term financial liabilities	$116,770
Total attributable shareholders’ equity	$2,703,987

	Quarters Ended (unaudited)				Year Ended
2012	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenuee	$228,819	$200,597	$251,843	$247,335	$928,594
Mine operating earnings(1)	$101,896	$51,517	$65,440	$85,091	$303,944
Attributable earnings (loss) for the period(1)	$49,883	$40,579	$20,708	$(32,969)	$78,200
Adjusted attributable earnings for the period(1)(2)	$68,781	$11,873	$35,674	$52,219	$168,547
Basic earnings (loss) per share(1)	$0.47	$0.26	$0.14	$(0.18)	$0.56
Diluted earnings (loss) per share(1)	$0.47	$0.21	$0.14	$(0.23)	$0.49
Cash flow from (used in) operating activities	$37,395	$(5,200)	$79,507	$81,603	$193,305
Cash dividends paid per share	$0.0375	$0.0375	$0.05	$0.05	$0.175
Other financial information
Total assets(1)					$3,394,625
Total long term financial liabilities					$143,022
Total attributable shareholders’ equity(1)					$2,710,243

	Quarters Ended (unaudited)				Year Ended
2011	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$190,481	$231,866	$220,567	$212,361	$885,275
Mine operating earnings	$96,018	$118,629	$106,208	$88,270	$409,125
Attributable earnings for the period	$92,161	$112,623	$52,354	$95,356	$352,494
Adjusted attributable earnings for the period(2)	$64,638	$76,093	$45,573	$64,362	$250,666
Basic earnings per share	$0.86	$1.04	$0.49	$0.89	$3.31
Diluted earnings per share(3)	$0.60	$1.04	$0.48	$0.89	$3.31
Cash flow from operating activities	$59,465	$104,127	$90,896	$104,967	$359,455
Cash dividends paid	$0.025	$0.025	$0.025	$0.025	$0.10
Other financial information
Total assets					$1,951,796
Total long term financial liabilities					$118,984
Total shareholders’ equity					$1,593,839

(1)	Mine operating earnings, unadjusted and adjusted attributable earnings, and basic and diluted earnings per share for the quarters ended June 30, September 30, December 31, 2012 and year ended December 31, 2012 have been recast for the finalization of the Minefinders purchase price allocation. This recast also affected total assets and total attributable shareholders’ equity as at December 31, 2012. Readers should refer to Note 3 of the unaudited condensed interim consolidated financial statements for full details of the recast results.
(2)	Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.
(3)	The diluted earnings per share for the three months ended March 31, 2011 has been revised to $0.60 per share from the amount previously presented of $0.86 per share, to properly reflect the effect under IFRS of the dilutive share purchase warrants which are classified as a liability.

Pan American Silver Corp.	15

The following graph illustrates the key factors leading to the change in Adjusted Earnings between Q1-2012 and Q1-2013, which are discussed in the section that follows.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period. As seen below, there was a decline in realized metal prices for silver, gold and copper, but a sharp jump in the quantities of precious metals sold in 2013 compared to 2012. The addition of the Dolores mine helped increase precious metal sales while the disposition of the Quiruvilca mine contributed to the decrease in base metal sales.

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended March 31,		Three months ended March 31,
	2013	2012	2013	2012
Silver – in ounces(1)	$30.11	$33.00	6,183,727	5,227,341
Gold – in ounces(1)	$1,630	$1,706	29,785	19,158
Zinc – in tonnes(2)	$2,039	$2,021	8,545	10,694
Lead – in tonnes(2)	$2,300	$2,077	2,795	3,975
Copper – in tonnes(2)	$7,200	$7,918	1,200	691

(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne.

Pan American Silver Corp.	16

•	Income Statement

Earnings for Q1 2013 were $20.1 million, compared to earnings of $50.2 million in 2012. Basic earnings per share for 2013 were $0.13 compared to $0.47 in 2012. In addition to the mine operating earnings decrease discussed below, a key reason for the decrease in earnings was a net loss of $31.8 million recorded on the proposed sale of certain non-core mining properties, offset by the sale of certain properties in the current quarter as discussed in the highlights section of this MD&A. The loss was recorded in two components with $13.5 million recorded as a derivative loss associated with the share subscription portion of the transaction while an $18.3 million loss was recorded as an impairment charge when it was determined that the estimated recoverable value of the non-current assets held for sale on a fair value less costs to dispose basis was below its carrying value. Adjusted Earnings were $40.0 million for 2013 compared to $69.1 million in 2012 (please refer to the section, “Alternative Performance (Non-GAAP) Measures”, of this MD&A for description of Adjusted Earnings). Adjusted Earnings per share for Q1 2013 were $0.26 compared to $0.66 in Q1 2012.

Revenue for Q1 2013 was $243.0 million, a 6% increase from revenue in the comparable period of 2012 of $228.8 million. This increase was driven by a $47.0 million positive volume variance from higher quantities of most metals sold, partially offset by a negative price variance of $32.8 million from lower metal prices realized, with the exception of realized lead prices, which rose year over year.

Mine operating earnings were $74.8 million in Q1 2013, a decrease of 27% from the $101.9 million generated in Q1 2012. This decrease resulted from higher cost of sales by $41.3 million outweighing an increase in revenue as noted above. Mine operating earnings are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin. Cost of sales, which includes depreciation and amortization increased primarily as a result of additional production and depreciation costs from the Dolores mine.

Income taxes for Q1 2013 were $19.7 million, an $11.1 million decrease from the $30.8 million income tax provision recorded in Q1 2012 and are comprised of current and deferred income taxes.

The decrease in the provision for income taxes was primarily a consequence of decreased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below, which result in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian statutory income tax rates to earnings before income taxes. The main factors which have affected the effective tax rates for the three months ended March 31, 2013 and the comparable period of 2012 were the unrealized gains and losses on the Company’s derivatives, foreign income tax rate differentials, foreign exchange and non-recognition of certain deferred tax assets. In addition, the Company recorded a non-cash impairment charge on non-current assets held for sale which is not tax deductible. Excluding the effect of the Esperanza transaction, the effective tax rate would otherwise be 28.5%. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

Pan American Silver Corp.	17

Three months ended March 31,	2013	2012
Income before taxes	39,734	81,074
Statutory tax rate	25.00%	25.00%
Income tax expense based on above rates	$9,934	$20,269
Increase (decrease) due to:
Non-deductible expenses	1,706	326
(Increase) decrease to estimated deductible expenses	-	2,389
Change in net deferred tax assets not recognized	(1,646)	3,464
Non-taxable unrealized gains on derivative financial instruments - derivatives	662	(665)
Foreign tax rate differences	1,637	4,460
Effect of other taxes paid (mining and withholding)	2,859	1,045
Change in net deferred tax assets not recognized for exploration expenses	772	774
Impairment charge – Esperanza transaction related assets	4,971	-
Other	(1,237)	(1,233)
	$19,658	$30,829
Effective tax rate	49.47%	38.03%

● Statement of Cash Flows

Cash flow from operations, generated $32.3 million in Q1 2013, a 14% decrease from the $37.4 million generated in Q1 2012. The key causes of the decrease in cash flow from operations were the lower margins of $17.2 million and a change in working capital movements of $22.5 million, which were offset by $36.6 million less of income taxes payments and the non-recurrence of acquisition costs of $13.8 million paid in Q1 2012. Changes in non-cash working capital used $13.0 million in Q1 2013 compared with a contribution of $9.4 million in Q1 2012. The fluctuations are comprised of normal course movements such as the timing of receipts, the timing of inventory build-up and shipments, and the discharge of payables.

Investing activities used $88.0 million in Q1 2013, inclusive of $52.8 million used for net purchases of short-term investments. The balance of investing activities consisted of spending $39.7 million on sustaining capital as described in the “Q1 Operating Performance” section of this MD&A and $4.0 million received from the disposition of certain mineral property.

Investing activities generated $249.9 million in Q1 2012, inclusive of the effects on cash of the Minefinders transaction. As part of the consideration paid for Minefinders, the Company paid $165.4 million in cash but acquired $251.9 million of cash for a net cash acquisition of $86.5 million. During the quarter, net short-term investments liquidations of $180.8 million were primarily used to fund the cash component of the transaction. The balance of investing activities consisted primarily of spending $20.0 million on capital expenditures at all operations and the Navidad project and net refundable VAT collections of $2.0 million in Argentina and Bolivia.

Financing activities in Q1 2013 used $45.5 million and was comprised of $5.4 million used for the share buy-back program, $19.0 million in dividend payments, and $21.0 million repayment of construction and equipment leases.

Pan American Silver Corp.	18

In Q1 2012, cash used in financing activities was primarily a result of $3.9 million in dividend payments.

Investments and Investment Income

At the end of current quarter, cash plus short-term investments were $490.2 million ($542.3 million at December 31, 2012), as described in the “Liquidity Position” section below.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for the quarter ended March 31, 2013 totalled $1.8 million (Q1 2012 - $1.2 million) and consisted mainly of interest income and net gains from the sale of securities within the Company’s short-term investment portfolio. Interest and finance expense was $1.7 million (Q1 2012 - $1.6 million) and consisted of accretion of the Company’s closure liabilities and interest expense associated with leases and outstanding convertible notes.

General and Administrative EXPENSE

General and administrative costs, including share based compensation, increased by 7% in Q1 2013 to $5.9 million (2012 - $5.5 million). This variability is primarily a result of the Company’s allocation of certain head office costs that are directly attributable to operations, to various operating subsidiaries, and the timing of payments.

During the quarter ended March 31, 2013, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $0.2 million (Q1 2012 - $0.1 million) for consulting services, charged to general and administrative costs.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Exploration and Project Development

The Company's exploration programs continued in the quarter as planned and discussed in the year-end MD&A, with encouraging results, especially at La Colorada. Exploration and project development expenses in Q1 2013 were $6.3 million compared to $7.2 million incurred in Q1 2012. The expenses recorded in 2013 primarily represented the exploration and project development expenses incurred in the vicinity of the Company’s existing mines, at select greenfield projects, and the holding and maintenance costs associated with the Navidad project. There were no significant developments that affected the status of the Navidad project in the current quarter.

Pan American Silver Corp.	19

Liquidity Position

The Company’s cash balance at March 31, 2013 was $244.6 million, which was a decrease of $101.6 million from the balance at December 31, 2012, while the balance of the Company’s short-term investments at March 31, 2013 was $245.6 million, an increase of $49.5 million from the year end. The net cash and short term investment decrease in liquidity in Q1 2013 resulted primarily from capital expenditures on property, plant and equipment, the cash utilized for the share buy-back program and the payment of dividends partially offset by cash generated in operating activities. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at March 31, 2013 was $738.4 million, a decrease of $25.6 million from the year-end’s working capital of $764.0 million. The decrease in working capital was mainly due to the decrease in cash and short-term investments described above, partially offset by a decrease in account payable and other current liabilities of $12.3 million, an increase in inventories of $11.3 million, and an increase in accounts receivable of $6.8 million.

The Company’s financial position at March 31, 2013 and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total shareholders’ equity at March 31, 2013 was $2,704.0 million, a decrease of $6.2 million from December 31, 2012, primarily as a result of the share repurchase and cancellation program and dividends paid, offset by the net income of the current quarter. As at March 31, 2013, the Company had approximately 151.5 million common shares outstanding for a share capital balance of $2,295.4 million. The basic weighted average number of common shares outstanding was 151.8 million shares for the quarter ended March 31, 2013.

On August 29, 2012, the Company announced that the TSX accepted the Company’s notice of its intention to initiate a second normal course issuer bid to purchase up to 7,607,277 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares. The period of the bid began on September 4, 2012 and will continue until September 3, 2013 or an earlier date should the Company complete its purchases. As of the date of this MD&A, 1,012,900 shares have been acquired under this second program, of which 932,900 were purchased and cancelled as of March 31, 2013. Since initiating share buy backs in 2011, the Company acquired and cancelled approximately 6.4 million of its shares. Purchases pursuant to the share buy-back program are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  Pan American is not obligated to make any further purchases under the program.   All common shares acquired by the Company under the share buy-back programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American Silver Corp.	20

Pan American maintains the share buy-back program because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at March 31, 2013, the Company had approximately 1.3 million stock options outstanding, with exercise prices in the range of CAD $15.66 and CAD $40.22 and a weighted average life of 47 months, including replacement options issued to holders of Minefinders options with the closing of the transaction. Approximately 0.9 million of the stock options were vested and exercisable at March 31, 2013 with an average weighted exercise price of $23.87 per share. Additionally, as described in the section “Minefinders Transaction” and the Long Term Debt note to the financial statements, the Company has outstanding convertible notes that could result in the issuance of a variable amount of common shares.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at May 13, 2013
Common shares	151,485,635
Warrants	7,814,605
Options	1,315,149
Total	160,615,389

The above noted warrants, all of which were issued as part of the Aquiline acquisition in December of 2009, expire in December 2014, and have an exercise price of CAD $35.00.

Pan American Silver Corp.	21

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. At March 31, 2013, the Company had 1,800 tonnes of lead and 9,000 tonnes of zinc under contract with a positive mark-to-market valuation of $0.08 million and $1.1 million, respectively, settling monthly between April and December of 2013. At the date of this MD&A, these positions had an insignificant change in the mark-to-market valuation since March 31, 2013.

A part of the Company’s operating and capital expenditures are denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD. At March 31, 2013, the Company had foreign currency contract positions with a nominal value of $12 million of Peruvian nuevo soles (“PEN”) settling between April and November 2013 at an average PEN/USD exchange rate of 2.62. At the date of this MD&A, these positions had an insignificant mark-to-market valuation. The Company also held cash and short term investments of $187.0 million in CAD and $7.2 million in Mexican pesos at the balance sheet date.

The Company recorded a net gain on commodity and foreign currency contracts of $1.4 million in the current quarter, compared to a gain of $0.4 million in Q1 2012.

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments. The share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives. The Company used as its assumptions for calculating fair value of the 7.8 million warrants outstanding at March 31, 2012 a risk free interest rate of 1.0%, expected stock price volatility of 39%, expected life of 1.7 years (expiry in December 2014), expected dividend yield of 3.0%, a quoted market price of the Company’s shares on the Toronto Stock Exchange of $16.70, an exchange rate of 1 CAD to USD of 0.98, and an exercise price of CAD $35.00 per share. The changes in the valuation of these share purchase warrants create a permanent difference for tax purposes and result in significant volatility of our effective tax rate.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and will be adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at March 31, 2012 were expected stock price volatility of 40%, expected life of 2.7 years, and expected dividend yield of 3.0%.

Pan American Silver Corp.	22

As mentioned previously, the Company entered into an agreement in the current quarter with Esperanza Resources Corp. to transfer certain non-core gold assets in the Company’s mineral property portfolio, comprised of the La Bolsa gold project in Sonora, Mexico, the Pico Machay gold project situated in Huancavelica, Peru and the Calcatreu gold project situated in Rio Negro, Argentina. The consideration payable to the Company is 50.9 million common shares and 10.0 million transferrable warrants to purchase common shares. Each warrant will entitle the holder thereof to acquire one common share at an exercise price of CAD$1.80 per share during the period commencing on the date of issuance of the warrants and terminating on May 24, 2017. As part of the transaction, the Company has also agreed to purchase an additional 20.6 million common shares of Esperanza at CAD$1.70 per share, or CAD$35.0 million. This part of the agreement is treated as a derivative financial liability, and is recorded as at March 31, 2013 at a market price of US$1.04 per share. The unrealized loss of $13.5 million is recorded in loss on derivatives and is further discussed in Note 6(a) of the unaudited condensed interim consolidated financial statements.

During the quarter ended March 31, 2013, the Company recorded a loss on the revaluation of these three categories of derivatives of $2.6 million (quarter ended March 31, 2012 – gain of $2.7 million).

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contractual Commitments and Contingencies

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the unaudited condensed interim consolidated financial statements and the related notes.

Pan American Silver Corp.	23

The Company had the following contractual obligations at March 31, 2013:

	Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$16,909	$7,428	$5,879	$3,602	$-
Current liabilities	189,896	189,896	-	-	-
Severance accrual	3,913	1,351	187	1,029	1,346
Employee compensation plan(3)	7,662	3,831	3,831	-	-
Restricted share units (“RSUs”)(3)	1,704	852	852	-	-
Convertible notes (4)	41,127	1,631	39,496	-	-
Private placement subscription(5)	34,461	34,461	-	-	-
Total contractual obligations(6)	$295,672	$239,450	$50,245	$4,631	$1,346

(1)	Includes lease obligations in the amount of $16.6 million (December 31, 2012 - $39.7 million) with a net present value of $15.5 million (December 31, 2012 - $36.4 million) and equipment and construction advances in the amount of $0.3 million (December 31, 2012 - $0.4 million); both discussed further in Note 14.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

2013
Total current liabilities per Statements of Financial Position	$201,330
Add:
Future interest component of:
- Finance lease	487
- Convertible note	1,631
Future commitments less portion accrued for:
- Restricted share units	501
- Contribution plan	1,040
Private placement subscription	34,461
Total contractual obligations within one year	$239,450

(3)	Includes a retention plan obligation in the amount of $7.7 million (2012 - $7.8 million) that vests in two instalments, the first 50% on June 1, 2013 and the remaining 50% on June 1, 2014 and a RSU obligation in the amount of $1.7 million (2012 – $1.7 million) that will be settled in cash. The RSUs vest in two instalments, the first 50% vest on December 7, 2013 and a further 50% vest on December 7, 2014.
(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 15 for further details.
(5)	Represents agreement with Esperanza Resources Corp. to purchase 20,600,000 common shares at $1.70 CAD for a total of $35.0 million CAD or $34.5 million USD.
(6)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 16, and deferred tax liabilities.

Minefinders Transaction

On March 30, 2012, the Company announced that it had completed the acquisition of all of the issued and outstanding common shares of Minefinders.

Purchase Price Allocation

The purchase consideration total was $1,264.3 million, comprised of $1,088.1 million in common shares of Pan American, (approximately 49.4 million shares issued), $165.4 million in cash, and $10.7 million in replacement options. The Company incurred approximately $16.2 million of transaction costs.

The purchase consideration has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values were determined using the income, cost and market price valuation methods as deemed appropriate. The purchase price allocation was finalized during the quarter ended March 31, 2013, with the assistance of an independent third party, resulting in adjustments to the preliminary allocations. These adjustments resulted in a $10.7 million increase in fair value allocated to mineral interests as compared to the preliminary fair value. Retrospective application of the changes made to the allocation of the purchase consideration in the 2013 first quarter decreased retained earnings, a component of equity as of December 31, 2012 and net earnings due to an increase in depreciation and value of inventory by $9.2 million for the year ended December 31, 2012.

Pan American Silver Corp.	24

Goodwill has been recognized as a result of the requirement to record a deferred tax liability for the difference between the fair values of assets acquired and liabilities assumed over the tax bases of assets acquired and liabilities assumed; none of the goodwill is deductible for tax purposes.

The following tables summarize the final purchase consideration, the preliminary purchase price allocation reported in the Company 2012 year- end financial statements and the final purchase price allocation, with the applicable recast adjustments made upon finalization during the 2013 first quarter.

Purchase consideration
Cash	$165,413
Replacement option award	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

Purchase price allocation	Preliminary	Adjustments	Final
Net working capital acquired(1)	$333,478	$(897)	$332,581
Mineral property, plant and equipment	1,045,326	10,728	1,056,054
Goodwill	211,292	(12,346)	198,946
Closure and decommissioning provisions	(10,880)	5,316	(5,564)
Long-term debt	(49,685)	-	(49,685)
Deferred tax liabilities	(265,275)	(2,801)	(268,076)
	$1,264,256	$-	$1,264,256

(1)	Includes cash of $251.9 million and accounts receivable of $10.9 million.

Further details related to the Minefinders transaction can be found in Note 3 of the consolidated financial statements.

Alternative Performance (non-gaap) Measures

•	Cash and Total Costs per Ounce of Silver

The alternative performance measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, provided in the following table is the detailed reconciliation of these measures to the cost of sales, as reported in the consolidated income statements for the respective periods.

Pan American Silver Corp.	25

Cash and Total Cost per Ounce Reconciliation		Three months ended March 31,
(in thousands of USD)(1)		2013	2012
Production Costs		$128,549	$97,487
Add / (Subtract)
Royalties		9,580	9,205
Smelting, refining, & transportation		18,555	16,741
By-product credits		(83,755)	(67,321)
Worker’s participation and voluntary payments		(569)	(950)
Change in inventories		(2,995)	1,154
Other		(101)	(698)
Non-controlling interest		(1,738)	(1,342)
Cash Operating Costs	A	67,525	54,276
Add / (Subtract)
Depreciation & amortization		30,067	20,231
Closure and decommissioning provision		757	793
Change in inventories		5,206	(1,458)
Other		-	(263)
Non-controlling interest		(504)	(360)
Total Costs	B	$103,053	$73,219

Payable Silver Production (000’s ounces)	C	5,958,550	5,172,994

Cash Costs per ounce	(A*$1000)/C	$11.33	$10.49
Total Costs per ounce	(B*$1000)/C	$17.29	$14.15

1 Figures may not add due to rounding.

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring.

	Three months ended March 31,
Adjusted Earnings Reconciliation	2013	2012
Net earnings for the period	$20,076	$50,245
Adjust derivative loss (gain)	2,649	(2,660)
Adjust impairment of mineral property	18,256	-
Adjust unrealized foreign exchange losses	4,327	7,847
Adjust unrealized gains on commodity contracts	(1,268)	-
Adjust gain on sale of assets	(4,068)	(88)
Adjust acquisition costs	-	13,799
Adjusted earnings for the period	$39,972	$69,143
Basic weighted average shares outstanding	151,760	105,037
Basic adjusted EPS	$0.26	$0.66

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40-F filed with the SEC; and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2012.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent in Pan American’s business.

Pan American Silver Corp.	26

•	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s policy is to not hedge the price of silver. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts as discussed in the section Financial Instruments of this MD&A. Subsequent to quarter end, market prices of gold and silver declined significantly and were below levels used in the Company’s most recent annual impairment test. If metal prices remain at these levels for an extended period of time, the Company may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment. If these conditions exist at the end of our next reporting period, we will be required to consider if they represent indicators of impairment and if we conclude they do, then we will perform an impairment assessment on related assets.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Mexico, Peru, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia, where the majority of Pan American’s operations are conducted. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

Pan American Silver Corp.	27

The Company’s Mexican operations Alamo Dorado and La Colorada suffered from armed robberies of doré within the past three years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest.

There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments earlier this year while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the quarter ended September 30, 2012.

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The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In Bolivia in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts, and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts for the year ended December 31, 2012 or for the quarter ended March 31, 2013. During 2013, the Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

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In Q1 2013, the Mexican government introduced a bill that proposes a royalty of 5% on mine operating income before certain deductions including amortization and depreciation. The senate has not yet approved the bill as of the date of this MD&A and the Company continues to monitor its progress and evaluate its effects on our future cash flows and future earnings.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempts to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

SIGNIFICANT Judgements AND KEY SOURCES OF ESTIMATION UNCERTAINTY In The Application Of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2012, for the Company’s summary of significant accounting policies.

Changes in Accounting Standards

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2013:

IFRS 10 Consolidated Financial Statements: The adoption of IFRS 10 did not have a significant impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements: The adoption of IFRS 11 did not have a significant impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities: The adoption of IFRS 12 will require additional disclosures at year end that did not impact the Company’s interim consolidated financial statements.

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IFRS 13 Fair Value Measurement: The adoption of IFRS 13 requires additional disclosures that the Company has now included in Note 6 that did not have a significant impact on the Company’s consolidated financial statements.

IAS 1 Presentation of Financial Statements: The adoption of IAS 1 requires additional disclosures that did not have a significant impact on the Company’s consolidated financial statements.

IAS 19 Employee Benefits amendment: The adoption of IAS 19 amendment did not have a significant impact on the Company’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine: The Company’s policy on capitalization of stripping costs was already consistent with IFRIC 20, so the adoption of IFRIC 20 had no impact on the Company’s consolidated financial statements.

a.	Accounting Standards Issued But Not Yet Effective Until January 1, 2015

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

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c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2013 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Michael Steinmann, P.GEO., Executive VP Corporate Development & Geology, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101, have reviewed and approved the contents of this Management Discussion & Analysis.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND RECENT AMENDMENTS TO THE LABOUR LAWS IN MEXICO WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR MEXICAN SUSBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA, AND THEIR EFFECTS ON OUR BUSINESS; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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